                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 333-125699

                           NOTIFICATION OF LATE FILING

(Check   [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [x] Form 10-Q
One):    [ ] Form N-SAR

For Period Ended:                   December 31, 2005
                 ---------------------------------------------------------------

[ ]   Transition Report on Form 10-K      [ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F      [ ]   Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
     TYPE.

     Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ___________________
     ___________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

                       Neuro-Hitech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
Full name of registrant

                          Northern Way Resources, Inc.
--------------------------------------------------------------------------------
Former name if applicable

                           One Penn Plaza, Suite 2514
--------------------------------------------------------------------------------
Address of principal executive office (Street and number)

                            New York, New York 10119
--------------------------------------------------------------------------------
City, state and zip code

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check appropriate box.)

[X]  (a) The reasons  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th  calendar day  following  the  prescribed  due date; or the subject  quarterly  report or  transition  report on Form 10-Q,  or portion thereof  will be filed on or before the fifth  calendar day  following  the prescribed due date; and

[ ]  (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in  reasonable  detail the reasons why Form 10-K,  11-K,  20-F,
10-Q,  N-SAR or the transition  report portion thereof could not be filed within the prescribed time period.

     As previously  reported,  as a result of the Registrant's merger on January
24, 2006, and other material  events,  including the change of the  Registrant's auditors,  the  Registrant  was unable to file the Form  10-QSB for the  quarter ended December 31, 2005 without unreasonable effort or expense.

     When filed,  the Form 10-QSB for the quarter  ended  December 31, 2005 will report information related to the business and operating results of Northern Way
Resources,  Inc., as opposed to the business and operating  results of the newly combined  company.  As a result of the merger and the change in the Registrant's fiscal year end to December 31, the Registrant's  next periodic report will be a report on Form 10-KSB for the period  ended  December 31, 2005 and will be filed by March 31,  2006.  The Form 10-KSB  will  contain  information  related to the
Registrant's new business and the  corresponding  operating results for the year ended December 31, 2005.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

      Reuben Seltzer                             (212)             798-8100
--------------------------------------------------------------------------------
         (Name)                               (Area Code)     (Telephone number)

     (2) Have all other periodic  reports  required under Section 13 or 15(d) of the Securities  Exchange Act of 1934 or Section 30 of the Investment Company Act
of 1940  during the  preceding  12 months or for such  shorter  period  that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                [X] Yes  [  ] No

     (3) Is it anticipated that any significant  change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

                       Neuro-Hitech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

     has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 15, 2005            /s/ Reuben Seltzer
     -----------------            ----------------------------------------------
                                  Name: Reuben Seltzer
                                  Title: President and Chief Executive Officer

          INSTRUCTION.  The form may be signed by an  executive  officer  of the registrant  or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.  If the  statement is signed on behalf of the  registrant  by an authorized  representative  (other than an executive officer),  evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional  misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).